Mail Stop 4720

July 2, 2009

Gregory L. Gibson
Chief Executive Officer
1st Financial Services Corporation
101 Jack Street
Hendersonville, North Carolina 28792

> Re: **1st Financial Services Corporation**
>   **Registration Statement on Form S-4/A**
>   **Filed June 19, 2009**
>   **File No. 333-158963**

Dear Mr. Gibson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please remove the second sentence of the preamble to the prospectus summary and the second sentence of the preamble to the section, "The Merger" on page 40.

Background of the Merger, Page 40

2.   We note your response to our comment 11. However, we do not believe that the first paragraph under "Background of the Merger" sufficiently provides the method of selection of FIG as a financial advisor in connection with the merger. Please revise your disclosure to provide the connection between the existing relationship of AB&T and FIG and the method of selection of FIG as a financial advisor to AB&T.

Market and Dividend Information, page 69

3. We note your response to our comments 17 and 18. Please revise your disclosure to indicate, if applicable, that <u>over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions</u>. See Item 201(a)(1)(iii) of Regulation S-K.

Beneficial Ownership of Capital Stock, page 137

4. We note your response to our comment 22. For Franklin Mutual Advisors, LLC, please provide the name of the natural person who has voting power/investment control over the securities as a beneficial owner or as the person with dispositive powers.

Exhibit 5.01

5. We note your response to our comment 28. However, we note that in the second to last paragraph of the legality opinion, you state that the opinions expressed herein are limited to matters expressly stated herein and, except as otherwise expressly specified herein, <u>to matters in existence as of the date hereof</u>. You must opine upon the legality of the securities as of the date of effectiveness. Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

CC: By fax: (252) 672-5477
     E. Knox Proctor V, Esq.
     Ward and Smith, P.A.